Filed Pursuant to Rule 433

Registration No. 333-169666-02

August 7, 2012

PRICING TERM SHEET

(to Preliminary Prospectus Supplement dated August 7, 2012)

Issuer:	CenterPoint Energy Houston Electric, LLC

Security:	3.55% General Mortgage Bonds, Series W, due 2042

Legal Format:	SEC Registered

Size:	$500,000,000

Anticipated Ratings*:	A3/A-/A (Moody’s/S&P/Fitch)

Trade Date:	August 7, 2012

Expected Settlement Date:	August 10, 2012

Maturity Date:	August 1, 2042

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2013

Coupon:	3.55%

Price to Public:	99.744%

Benchmark Treasury:	3.125% due February 15, 2042

Benchmark Treasury Yield:	2.714%

Spread to Benchmark Treasury:	+85 basis points

Re-offer Yield:	3.564%

Optional Redemption:	Prior to February 1, 2042, greater of 100% or make-whole at a discount rate of Treasury plus 15 basis points; and on or after February 1, 2042, 100%, plus, in either case, accrued and unpaid interest.

Concurrent Debt Offerings:	The Issuer is also separately offering $300,000,000 of its 2.25% General Mortgage Bonds, Series V, due 2022.

CUSIP:	15189X AM0

Joint Book-Running Managers:	J.P. Morgan Securities LLC RBC Capital Markets, LLC RBS Securities Inc. Wells Fargo Securities, LLC

Co-Managers:

Barclays Capital Inc.

Comerica Securities, Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

PNC Capital Markets LLC

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, RBC Capital Markets, LLC toll free at 1-866-375-6829, RBS Securities Inc. at 1-866-884-2071 or Wells Fargo Securities, LLC toll free at 1-800-326-5897.